April 11, 2006

Steven Lentz, Esq.
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402

Re:	Nakoma Mutual Funds
	File Nos. 333-132392 and 811-21865

Dear Mr. Lentz:

	We have reviewed the registration statement on Form N-1A for Nakoma Mutual Funds, containing one series, the Nakoma Absolute
Return Fund (the "Fund"), filed with the Commission on March 9,
2006.
We have the following comments.

Prospectus
Investment Objective

	Disclosure in this section indicates the Fund`s sole objective is capital appreciation, yet disclosure elsewhere indicates the Fund will engage in securities lending and other activities consistent with income as an investment objective. Please clarify whether income is an investment objective of the Fund.

Principal Investment Strategies
	Please consider replacing "expectations" with "fundamental" in the first paragraph of this section, as the paragraph describes a fundamentals-driven approach to stock selection while it omits other aspects of the Fund`s investment strategy, e.g., dynamic asset allocation and risk management.

	The disclosure in the fourth paragraph of this section, which describes dynamic asset allocation, contains much jargon and is not easy to understand. Please re-write the paragraph in plain
English.
See Rule 421 under the Securities Act of 1933.

	The disclosure in the eighth paragraph of this section, which describes "A significant component of the Fund`s investment program," is written largely in the passive voice. Accordingly, it is not easy to understand. Please re-write the paragraph in plain English, using an active voice.

	Please confirm that the Fund will not participate in reverse repurchase agreements.



	If derivatives are part of the Fund`s principal strategy,
please
summarize in this section the Fund`s investment strategies that
involve the use of derivatives.   Please disclose the risks of
derivatives in the summary of the Fund`s principal risks.

Summary of Principal Risks
	Since the Fund will borrow from banks for investment purposes, please include an additional paragraph disclosing the principal risks associated with the use of leverage. If the adviser`s compensation is based on gross assets, rather than net, please disclose and explain the significance of this arrangement here.
	Since the Fund will invest in foreign and mid-cap stocks, please disclose all associated risks. If the Fund will also invest in emerging market securities, please disclose the associated risks.
	Please disclose in this section that Nakoma has no history of advising a registered investment company such as the Fund.
	May the adviser liquidate the Fund without Board and/or shareholder approval?
Fees and Expenses

		Please remove the footnotes from between the fee table and
Example and insert them immediately after the Example.

		Please insert the word "Less" at the beginning of the line item "Expense Waiver/Reimbursement." Please delete the word
"Waiver"
from the same line item, as the adviser retains the right to recover expense reimbursements from the Fund.

		If the adviser may terminate the expense reimbursement at any time, please remove the last two line items from the fee table.
The information may be disclosed in a footnote to the fee table.

		Please confirm that the costs of selling short (i.e., interest and dividends) are included in other expenses and in net total annual operating expenses. Explain the inclusion of these costs and disclose their amount in a footnote to the fee table.

		Please confirm that the Fund`s expected leverage costs are included in net total annual fund operating expenses.

		Please file, as an exhibit to the registration statement, any agreements regarding the adviser`s obligation to reimburse and/or waive certain fees and expenses, and any agreements regarding the obligation of the Fund to reimburse the adviser for fee reductions or payment of Fund expenses.



Cash Position

		This section appears to be a description of the Fund`s policy of taking temporary defensive positions. Please change the heading of this section to "Temporary Defensive Position" or a similar heading to describe clearly the content of the section.
Also,
temporary defensive positions may only be taken when the Fund is confronted with adverse market, economic, political, or other conditions. Please explain to us how the Fund being "unable to locate attractive investment opportunities" is consistent with the types of conditions listed above. See Instruction 6 to Item 4 of Form N-1A.

	Borrowing

		Please clarify when the Fund will borrow, e.g., always, or in specific circumstances, and the extent to which it will borrow.

Other Types of Investments

		Disclosure in the prospectus seems to indicate that material amounts of the Fund`s assets will be allocated to the investments described in this section. Accordingly, the section titled "Principal Investment Strategies" should contain disclosure pertaining to such investments.

		Please disclose the percentage of Fund assets to be invested in derivatives.

		Please disclose the risks associated with ETFs (e.g., duplication of fund fees), derivatives, illiquid investments, and purchasing securities on a when-issued, delayed delivery, or forward commitment basis. Also, please summarize the limitations of Section
12(d) of the Investment Company Act of 1940 on the Fund`s ability to invest in ETFs.

	Portfolio Turnover

		If the Fund`s portfolio will exceed 100%, please state explicitly that the Fund will have high portfolio turnover, and provide an estimate of the turnover rate.

	More Information on Risks

		Please insert the word "Principal" before "Risks" in the heading for this section.

		Please define the term "GDR" as used in this section.

		The paragraph titled "Illiquid Securities" does not disclose the risk of loss attendant with investing in illiquid securities. Please state explicitly that the Fund may be unable to sell illiquid securities at market value or may be forced to sell at a discount.



		Disclosure in this section indicates the Fund will use currency hedging techniques to manage currency risk, yet disclosure elsewhere indicates the Fund will invest only in securities traded in the U.S. Please clarify why the Fund will use currency hedging techniques.

Management of the Fund

		The disclosure in this section indicates Messrs. Fedenia and Smith are both Managing Director of the Fund. Is this correct?
Also, please disclose Mr. Smith`s work history for 1999, which is currently missing.

	Payments to Investment Professionals and Financial
Institutions

		Disclosure in the third paragraph of this section indicates the Fund, rather than the adviser, makes payments to certain institutions. Please disclose the reasons for the payments.

	Market Timing Consequences

		How will the Fund know of an investor`s trading history through financial intermediaries, in other mutual funds, or in accounts under common control or ownership?

	Purchasing Shares

		Please define the term "in good order" as it is used in this section. Please state the usual time of the close of regular trading on the New York Stock Exchange in this section. Please explain that shareholders buying or selling through non-authorized agents will receive the NAV next calculated after the Fund receives the order.

		How will the Fund recover losses, for which a shareholder is responsible, in the event it cannot recover from the shareholder?

	Calculating Share Price

		Please identify in this section any national holidays when shares will not be priced.

		Please state who makes fair value determinations for the Fund.

		Please disclose the effects of using fair value pricing.

	Payment of Redemption Proceeds

		Please disclose the $15.00 wire transfer fee in a footnote to the fee table.





Statement of Additional Information

Fundamental Investment Policies
	Please disclose the Fund`s diversification policy in this section.
      Please clarify that the Fund may not concentrate its investments in any particular industry or group of industries.
	Please clarify whether the Fund may invest in foreign securities which are not traded in the United States.
	Please clarify that an increase in the Fund`s percentage of borrowings due to a change in the value or liquidity portfolio securities which exceeds the Fund`s borrowing limits will be considered a violation of the Fund`s fundamental borrowing policy.
	Pleases clarify the Fund`s investment limitation regarding the issuance of senior securities. Under what conditions, permitted by the 1940 Act and the rules and interpretive positions of the SEC, might the Fund issue senior securities?
Disclosure of Portfolio Holdings
	The disclosure in this section does not appear to include all information required by Item 11(f)(1)(ii), (iii), (v), (vi) and
(vii)
of Form N-1A. Please revise the disclosure to include all required information.
	The disclosure in this section indicates that the adviser will disclose portfolio holdings to rating and ranking organizations without requiring the information to be kept confidential, or the recipients to refrain from trading on the information. Please explain how this is consistent with the Fund`s or adviser`s fiduciary obligations and the antifraud provisions of the federal securities laws. See SEC Release No. IC-26418 (May 28, 2004).
Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application (in addition to the Section 19 application the
Fund has already filed) or no-action request in connection with your registration statement.
   	Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.


      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.






							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel

Page 6 of 6